FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒     Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Further to previous announcements regarding its share capital increase, National Bank of Greece S.A. wishes to inform investors of the following:

The Hellenic Republic exercised its pre-emptive right under the law (Companies Act 2190/1920, Article 13) and the Bank’s Articles of Association to acquire 2,915,314 ordinary registered shares not subscribed through the exercise of pre-emptive rights by holders of ordinary shares, or by those who acquired such rights during the period of trading on the Athens Exchange, at the offer price of €11.30 each, for a total subscription price of €32,943,048.20 paid on 24 July 2009.

Accordingly, including €1,214,211,001.30 paid by existing holders of ordinary shares and those who acquired pre-emptive rights, the total amount paid for the share capital increase was €1,247,154,049.50.

The Bank shall inform investors of the date the new shares will be credited to beneficiaries’ accounts and their trading will commence on the Athens Exchange through a subsequent announcement, in accordance with the information set forth in the approved Greek Prospectus.

Athens, 24 July 2009

The shares of National Bank of Greece S.A. referred to in this press release have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 28th July, 2009

Vice Chairman - Deputy Chief Executive Officer